UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14574

Fairmont Hotels & Resorts Inc.
(Exact name of registrant as specified in its charter)

Canadian Pacific Tower, Suite 1600, 100 Wellington Street W., Toronto, Ontario M5K 1B7 (416) 874-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

All securities listed on Exhibit A hereto
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: See Exhibit A hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fairmont Hotels & Resorts Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 5, 2006	Fairmont Hotels & Resorts Inc.

By:/s/ Terence P. Badour
Name:Terence P. Badour
Title: Executive Vice President, Law and Administration

Exhibit A

Security	Record Holders
Common Shares, without nominal or par value	1
Common Share Purchase Rights	0
3.75% Convertible Senior Notes due 2023	0